Filed pursuant to Rule 433

Registration Statement No. 333-241689

Issuer Free Writing Prospectus dated November 18, 2020

WESTERN COPPER AND GOLD CORPORATION

Public Offering of Common Shares

November 18, 2020

A final base shelf prospectus dated November 2, 2020 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec (the “Canadian Qualifying Jurisdictions”), and in a corresponding registration statement on Form F-10/A (SEC File No. 333-241689) with the United States Securities and Exchange Commission (“SEC”). A prospectus supplement dated November 18, 2020 to the final base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Qualifying Jurisdictions in Canada and with the SEC in the United States. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or Cormark Securities Inc. (“Cormark”) who will arrange to send them if you request it by contacting: Cormark Securities Inc. Royal Bank Plaza, North Tower, Suite 1800, Bay Street, Toronto, Ontario M5J 2J2.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Offering:	Treasury offering of common shares (the “Common Shares”) of Western Copper and Gold Corporation (the “Company”) (the “Offering”).

Offering Price:	To be determined in the context of the market.

Size of Offering:	To be determined in the context of the market, but not to be less than C$20,000,000.

Over-Allotment Option:

The Underwriters shall have the option (“Over-Allotment Option”) to sell up to that number of additional Common Shares at the Offering Price, equal to 15% of the number of Common Shares issued pursuant to the Offering, for market stabilization purposes and to cover over-allotments, if any, provided that the aggregate number of Common Shares to be issued by the Company pursuant to the Offering.

Use of Proceeds:	The Company intends to use the proceeds of the Offering to fund its exploration, engineering and permitting activities and for general working capital purposes.

Commission:	Cash commission equal to 5.0% of the aggregate gross proceeds of the Offering, other than in respect of proceeds sold under the President’s List for which a 2.5% cash commission will be payable.

President’s List:	Up to a maximum of C$12,000,000 (or such greater amount as may be agreed to by the Company and Cormark).

Eligibility:	The Common Shares will be eligible for Canadian RRSPs, RRIFs, DPSPs, RESPs and TFSAs

Selling Jurisdictions:

The Offering will be made by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s existing Canadian base shelf prospectus (the “Base Shelf Prospectus”) and related U.S. registration statement on Form F-10 (the “Registration Statement”). The U.S. form of Base Shelf Prospectus is included in the Registration Statement. The Prospectus Supplement will be filed with the securities commissions in each of the provinces and territories of Canada, except Québec (the “Canadian Offering Jurisdictions”) and the United States Securities and Exchange Commission. The Common Shares may also be offered in such other jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

Listing:

The common shares of the Company are listed on the TSX under the symbol “WRN” and on the NYSE American under the symbol “WRN”. The Company will use its best efforts to ensure that the Common Shares issued in connection with the Offering will be listed on the TSX and NYSE American at the time of Closing, which listing shall be a condition of Closing.

Lead Underwriter:	Cormark Securities Inc.

Offering Basis:

Over-night marketed public offering subject to conventional deal termination provisions to be included in a definitive underwriting agreement including Material Change Out, Disaster Out, Breach, Market Out and Due Diligence.

Closing Date:	November 24, 2020 or such other date as the Underwriters and the Company may agree.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in the Base Shelf Prospectus and the Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission.

An investment in the Common Shares is highly speculative due to various factors, including the nature of the Company’s business and should only be made by persons who can afford the total loss of their investment. Prospective investors should consider the risk factors described under “Risk Factors” in the final Base Shelf Prospectus, in the Prospectus Supplement, and in the Company’s Annual Information Form for the year ended December 31, 2019 which is available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system of the United States Securities and Exchange Commission at www.sec.gov, before purchasing the Common Shares.